FORM 6-K

                             SECURITIES AND EXCHANGE
                                   COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 or
                                    15d-16 of

                        Securities Exchange Act of 1934

                         For the month of December 2003

                           HOLMES FINANCING (No 2) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                          (Translation of registrant's
                               name into English)

                         Abbey National House, 2 Triton
                                Square, Regent's
                         Place, London NW1 3AN, England
                        (Address of principal executive
                                    offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F ...X...            Form 40-F ......

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes ......                   No ...X...

                            Holmes Financing No 2 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 11 November 2003 to 08 December 2003

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements

                                    ---------------------------------------

                                                Current Period
                                    ---------------------------------------
                                         Number             (pound)000's
                                    ---------------------------------------
Brought Forward                              357,421            23,838,437
Replenishment                                 16,043             1,296,504
Repurchased                                   (6,328)             (494,781)
Redemptions                                   (8,998)             (708,994)
Losses                                           (21)                   (1)
Capitalised Interest                               0                 2,306
Other Movements                                    0                     0
                                    ---------------------------------------
Carried Forward                              358,117            23,933,471
                                    =======================================


                                    ---------------------------------------

                                                  Cumulative
                                    ---------------------------------------
                                         Number             (pound)000's
                                    ---------------------------------------
Brought Forward                              115,191             6,399,214
Replenishment                                651,159            46,806,858
Repurchased                                 (183,186)          (12,942,371)
Redemptions                                 (224,695)          (16,347,606)
Losses                                          (352)                 (749)
Capitalised Interest                               0                18,125
Other Movements                                    0                     0
                                    ---------------------------------------
Carried Forward                              358,117            23,933,471
                                    =======================================

                                    Period CPR      Annualised CPR
                                    ---------------------------------------
  1 Month                                      5.03%                78.21% **(including
                                    ---------------------------------------
  3 Month                                     15.21%                77.57%   redemptions and
                                    ---------------------------------------
12 Month                                      64.83%                64.83%   repurchases)
                                    ---------------------------------------

** The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

Asset Profiles
                                    -----------------
Weighted Average Seasoning                     36.21 months
                                    -----------------
Weighted Average Loan size          (pound)66,831.43
                                    -----------------
Weighted Average LTV                          75.42% *** (see below)
                                    -----------------
Weighted Average Remaining Term                19.63 Years
                                    -----------------

                            Holmes Financing No 2 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 11 November 2003 to 08 December 2003

All values are in thousands of pounds sterling unless otherwise stated

                                    ---------------------------------------
Product Type Analysis                (pound)000's               %
                                    ---------------------------------------
Variable Rate                              9,197,633                38.43%
Fixed Rate                                 4,159,637                17.38%
Tracker Rate                              10,576,201                44.19%
                                    ---------------------------------------
                                          23,933,471               100.00%
                                    =======================================

As at 08 December 2003 approximately 7% of the loans were flexible loans

                                    ---------------------------------------
Repayment Method Analysis          (pound)000's               %
                                    ---------------------------------------
Endowment                                  6,526,658                27.27%
Interest Only                              2,781,069                11.62%
Repayment                                 14,625,744                61.11%
                                    ---------------------------------------
                                          23,933,471               100.00%
                                    =======================================

As at 08 December 2003 approximately 6% of the loans were self-certified

                                    ---------------------------------------
Loan Purpose Analysis              (pound)000's               %
                                    ---------------------------------------
Purchase                                  21,178,728                88.49%
Remortgage                                 2,754,743                11.51%
                                    ---------------------------------------
                                          23,933,471               100.00%
                                    =======================================

Mortgage Standard Variable Rate

                      Effective Date            Rate
                      --------------            ----
                    01 December 2003           5.75%
                      01 August 2003           5.54%
                       01 March 2003           5.79%
                    01 November 2002           5.94%

Geographic Analysis
------------------------------------------------------------------------------
Region                         Number            (pound)000's             %
------------------------------------------------------------------------------
East Anglia                         14,010               866,417        3.62%
East Midlands                       19,031             1,086,823        4.54%
Greater London                      60,275             5,223,680       21.83%
North                               14,966               730,809        3.05%
North West                          40,873             2,132,395        8.91%
Scotland                            23,128             1,223,632        5.11%
South East                          92,547             7,392,279       30.89%
South West                          27,636             1,817,954        7.60%
Wales                               17,871               887,215        3.71%
West Midlands                       24,527             1,401,989        5.86%
Yorkshire and Humberside            22,378             1,117,237        4.67%
Unknown                                875                53,041        0.22%
------------------------------------------------------------------------------
Total                              358,117            23,933,471      100.00%
------------------------------================================================

                            Holmes Financing No 2 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 11 November 2003 to 08 December 2003

All values are in thousands of pounds sterling unless otherwise stated



Original LTV Bands

                            ----------------------------------------------------
Range                       Number       (pound)000's                 %
                            ----------------------------------------------------
0.00 - 25.00                      7,756               315,720              1.32%
25.01 - 50.00                    46,340             2,571,651             10.74%
50.01 - 75.00                   107,939             7,749,641             32.38%
75.01 - 80.00                    19,613             1,447,173              6.05%
80.01 - 85.00                    25,123             1,919,722              8.02%
85.01 - 90.00                    52,009             4,009,821             16.75%
90.01 - 95.00                    99,337             5,919,743             24.73%
                            ----------------------------------------------------
Total                           358,117            23,933,471            100.00%
                            ====================================================

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.


Arrears

                            -------------------------------------------------------------
Band                        Number           Principal             Overdue          %
                            -------------------------------------------------------------
Current                         349,634            23,424,679            (3,378)   97.89%
1.00 - 1.99 months                5,012               294,253              2,563    1.23%
2.00 - 2.99 months                1,532                93,487              1,416    0.39%
3.00 - 3.99 months                  747                46,433                983    0.19%
4.00 - 4.99 months                  398                23,363                650    0.10%
5.00 - 5.99 months                  244                14,745                489    0.06%
6.00 -11.99 months                  421                25,457              1,217    0.11%
12 months and over                   44                 2,734                257    0.01%
Properties in Possession             85                 3,853                270    0.02%
                            -------------------------------------------------------------
Total                           358,117            23,929,004              4,467  100.00%
                            =============================================================

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

                            Holmes Financing No 2 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 11 November 2003 to 08 December 2003

All values are in thousands of pounds sterling unless otherwise stated

Movement in Shares of Trust
                                    ---------------------------------------
                                        Funding             Seller
                                    ---------------------------------------
                                      (pound)000's             (pound)000's
                                    ---------------------------------------
Balance Brought Forward                   13,364,673            10,473,764
Replenishment of Assets                            0             1,296,504
Acquisition by Funding                             0                     0
Distribution of Principal Receipts                 0            (1,203,775)
Allocation of Losses                               0                    (1)
Share of Capitalised Interest                  1,293                 1,013
Payment Re Capitalised Interest               (1,293)                1,293
                                    ---------------------------------------
Balance Carried Forward                   13,364,673            10,568,798
                                    =======================================

                                    ---------------------------------------
Carried Forward Percentage                 55.84093%             44.15907%
                                    =======================================

                                    ---------------------------------------
Minimum Seller Share                         957,336                 4.00%
                                    ---------------------------------------

Cash Accumulation Ledger
                                    -----------------
                                         (pound)000's
                                    -----------------
Brought Forward                              695,364
                                    -----------------
Additional Amounts Accumulated                     0
Payment of Notes                                   0
                                    -----------------
Carried Forward                              695,364
                                    =================

                                    -----------------
Target Balance                               695,317 payable on
                                    -----------------15th January 2004

Liquidity Facilities                Drawn (pound)000's    Undrawn (pound)000's
                                    ------------------------------------------
Holmes Funding                              (pound)0         (pound)25,000
                                    ---------------------------------------
Holmes Financing 1                          (pound)0         (pound)25,000
                                    ---------------------------------------
Holmes Financing 2                          (pound)0         (pound)25,000
                                    ---------------------------------------
Holmes Financing 3                          (pound)0         (pound)25,000
                                    ---------------------------------------
Holmes Financing 4                          (pound)0         (pound)25,000
                                    ---------------------------------------
Holmes Financing 5                          (pound)0         (pound)25,000
                                    ---------------------------------------
Holmes Financing 6                          (pound)0         (pound)25,000
                                    ---------------------------------------

Excess Spread
                                    -----------------
Quarter to 15/10/03                          0.4766%
                                    -----------------
Quarter to 15/07/03                          0.4620%
                                    -----------------
Quarter to 15/04/03                          0.6113%
                                    -----------------
Quarter to 15/01/03                          0.5960%
                                    -----------------

                            Holmes Financing No 2 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 11 November 2003 to 08 December 2003

All values are in thousands of pounds sterling unless otherwise stated


                                 -------------------------------------------
Reserve Funds                        First Reserve      Second Reserve
                                 -------------------------------------------
Balance as at 15/10/2003         (pound)238,731,086.30  (pound)56,890,739.99
                                 -------------------------------------------
Required Amount as at 15/10/2003 (pound)350,000,000.00 (pound)153,217,750.00
                                 -------------------------------------------
Percentage of Notes                              1.78%                 0.42%
                                 -------------------------------------------

Properties in Possession

Stock
                                    ---------------------------------------
                                                Current Period
                                    ---------------------------------------
                                         Number             (pound)000's
                                    ---------------------------------------
Brought Forward                                   79                 3,694
                                    ---------------------------------------
Repossessed in Period                             29                 2,128
                                    ---------------------------------------
Sold in Period                                   (23)               (1,699)
                                    ---------------------------------------
Carried Forward                                   85                 4,123
                                    =======================================

                                    ---------------------------------------
                                                  Cumulative
                                    ---------------------------------------
                                         Number             (pound)000's
                                    ---------------------------------------
Repossessed to date                              447                23,702
Sold to date                                    (362)              (19,579)
                                    ---------------------------------------
Carried Forward                                   85                 4,123
                                    =======================================

Repossession Sales Information
                                    -----------------
Average time Possession to Sale                   80 Days
                                    -----------------
Average arrears at time of Sale         (pound)3,223
                                    -----------------

MIG Claim Status
                                    ---------------------------------------
                                         Number             (pound)000's
                                    ---------------------------------------
MIG Claims made                                  177                 1,304
                                    ---------------------------------------
MIG Claims outstanding                             3                    15
                                    ---------------------------------------

                                    -----------------
Average time claim to payment                     35
                                    -----------------

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of (pound)21 billion

                            Holmes Financing No 2 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 11 November 2003 to 08 December 2003

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

-----------------------------------------------------------------------------------------------------------------------------
Date Retired        Holmes 1        Holmes 2        Holmes 3        Holmes 4        Holmes 5        Holmes 6        Holmes 7
-----------------------------------------------------------------------------------------------------------------------------
        02Q3             -               703             -               -               352             -               -

        02Q4             -               -               -               -               352             -               -

        03Q1             -               -               750             -               -               -               -

        03Q2             -               -               -               -               -               -               -

        03Q3             600             -               -               -               -               481             -

        03Q4             -               176             -               191             -               481             -

-----------------------------------------------------------------------------------------------------------------------------


Outstanding Class A Notes

-----------------------------------------------------------------------------------------------------------------------------
Expected
Redemption          Holmes 1        Holmes 2        Holmes 3        Holmes 4        Holmes 5        Holmes 6        Holmes 7
-----------------------------------------------------------------------------------------------------------------------------
        03Q4             -               -               -               -               -               -               -

        04Q1             -               176             -               191             -               -               241

        04Q2             -               176             -               191             -               -               241

        04Q3             -               176             -               191             -               -               -

        04Q4             -               -               -               -               698             -               -

        05Q1             -               -               750             -               -               -               -

        05Q2             -               -               -               -               -               801             -

        05Q3             650             -               -               -               -               -               -

        05Q4             -               125             -               -               -               -               -

        06Q1             -               125             -               -               -               -               803

        06Q2             -               125             -               -               -               -               -

        06Q3             -               125             500             1,340           -               -               -

        06Q4             -               -               -               350             875             -               -

        07Q1             -               -               -               -               -               -               161

        07Q2             -               -               -               -               -               634             161

        07Q3             575             -               -               -               -               -               -

        07Q4             -               300             -               -               -               770             -

        08Q1             -               -               -               -               -               -               -

        08Q2             -               -               -               -               -               500             592

        08Q3             -               -               -               -               -               -               -

        08Q4             -               -               -               -               -               -               -

        09Q1             -               -               -               -               -               -               -

        09Q2             -               -               -               -               -               -               -

        09Q3             -               -               -               -               -               -               -

        09Q4             -               -               -               -               -               -               -

        10Q1             -               -               -               -               -               -               -

        10Q2             -               -               -               -               -               -               -

        10Q3             250             -               -               -               -               -               -

        10Q4             -               -               -               -               -               -               -

-----------------------------------------------------------------------------------------------------------------------------

                            Holmes Financing No 2 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 11 November 2003 to 08 December 2003

All values are in thousands of pounds sterling unless otherwise stated


                               [GRAPHIC OMITTED]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               HOLMES FINANCING (No 2) PLC




         Dated: 22 December, 2003              By /s/ Natalie Weedon
                                                      (Authorised Signatory)